Exhibit 99.1

REPORT OF THE CHAIRMAN OF

THE BOARD OF DIRECTORS

(Article 225-37 paragraph 6 of the Commercial Code)

This report on the preparation and organization of the work of the Board of Directors and on Group internal control procedures has been prepared and submitted to the shareholders in accordance with article 225-37 paragraph 6 of the Commercial Code (applicable in France).

Procedures supporting the preparation of the Chairman’s Report

In preparing this report, the Chairman consulted the head of Audit & Internal Control Assessment in order to obtain the descriptions contained in the report, each of which was properly validated by the person responsible for the relevant process, operational directorate or central support function. A draft of the report was then put before the Audit Committee, whose recommendations were taken into account.

The Board of Directors was informed of the conclusions of the Audit Committee and of the Statutory Auditors, and the final version of the Chairman’s Report was submitted to the Board at the meeting held on February 28, 2005 to close off the financial statements.

Preliminary Note

The combination of sanofi-aventis (formerly Sanofi-Synthélabo) and Aventis occurred in two stages: a public offer for all the outstanding ordinary shares of Aventis, followed by the merger of Aventis into sanofi-aventis. The offer (including the subsequent offering period) closed on September 6, 2004, and final settlement of the offer was completed on September 24, 2004. All the conditions precedent in the merger agreement having been met, the merger took effect on December 31, 2004.

In terms of corporate governance and internal control, each of the two pre-merger groups continued to operate within the frameworks described in their respective 2003 Chairman’s Reports up to and including August 20, 2004, the date on which Sanofi-Synthélabo took control of Aventis.

Although the offer, the merger and the new organizational structure do not fundamentally change internal control principles, they do represent a major change with an impact on the existing internal organization and procedures in the area of internal control.

However, the internal control principles of the new sanofi-aventis Group have already been built into the rollout of the new organizational structures, thanks to the work of the nineteen Integration Committees set up in May 2004.

In the same spirit, an Audit & Internal Control Assessment Directorate, reporting directly to the Chairman, was set up on September 21, 2004. This Directorate uses a systematic, methodical approach to provide assurance as to the effectiveness of internal control in all countries. It also promotes security, reliability and ethical conduct in all the Group’s activities, and monitors compliance with laws and new obligations in the areas of financial transparency and corporate governance.

Preparation and organization of the work of the Board of Directors

Board of Directors

The following participated in meetings of the Board of Directors:

-	the thirteen Board members (up to and including May 24, 2004), the nine Board members (on June 23, 2004), and (with effect from August 20, 2004), the seventeen Board members, who include ten independent members;
-	the Senior Executive Vice-President;
-	the two observers (up to and including May 24, 2004);
-	the secretary to the Board;
-	four representatives of the Group’s employees in France, who sit on the Board under the terms of the constitution of the Group Works Council.

The agendas for Board meetings are prepared by the secretary after discussion with the Chairman, and take account of the agendas of specialist committees and of suggestions put forward by Board members.

Within a reasonable period before each meeting, Board members are sent the agenda, with as much supporting documentation as possible containing the information needed for them to consider the issues.

Board members therefore have sufficient time to examine this supporting documentation in advance of meetings of the Board and of the committees on which they sit, and to request any further information they believe is necessary for them to fulfill their remit.

Board members act in compliance with corporate governance laws and regulations (Viénot and Bouton reports), and with the Directors’ Code adopted by the Board of Directors.

In 2004, the Board of Directors met twelve times.

Board members were assiduous in attending meetings, with an overall attendance rate of 83%. They participated actively and candidly in the Board’s deliberations, and brought their expertise and professional competence to bear in the broader interest of the shareholders and of the Group.

The main issues covered by Board meetings were the examination and closing of the consolidated and parent company financial statements, the appropriation of profits, approval of the filing of the initial and improved offers for the shares of Aventis in France, the United States and Germany, strategic priorities and major transactions, the reappointment and appointment of Board members, the reappointment of the Chairman and Chief Executive Officer and the Senior Executive Vice-President, the compensation of corporate officers, review and approval of the proposed merger of Aventis into sanofi-aventis, the mandatory offer for Hoechst, the allocation of directors’ attendance fees, the calling of shareholders’ meetings, and a review of documents submitted to such meetings.

All decisions taken by the Board of Directors were passed by unanimous vote of those members present or represented, except for one Board member who also sits on the Board of a bank and who abstained from the vote on agreements entered into with that bank in connection with the Sanofi-Synthélabo offer for Aventis.

The Board of Directors also reiterated the powers of the Chairman and Chief Executive Officer and of the Senior Executive Vice-President to commit the Group in respect of investments and acquisitions:

-	for the Chairman and Chief Executive Officer, a limit of 500 million euros was set for commitments made within an approved strategy, and a limit of 150 million euros for commitments made outside an approved strategy;
-	for the Senior Executive Vice-President, a limit of 100 million euros was set for commitments made within an approved strategy.

These are the only limits imposed on the powers of the Chairman and Chief Executive Officer and the Senior Executive Vice-President.

At present, the Board of Directors has two specialist committees.

Specialist Committees

-	Audit Committee
-	Compensation, Appointments and Governance committee.

Members of these committees are chosen by the Board from among its members, based on their experience. Each committee is chaired by an independent Board member.

Depending on the agenda for Board meetings, these committees may be asked to carry out preparatory work by examining specific issues in advance. A report is drafted, approved by those involved, and submitted to the Board so as to ensure that the Board is well informed when reaching decisions.

Committee decisions are taken by a simple majority, with the committee chairman having a casting vote in the event of a tie.

Audit Committee

The Audit Committee met six times including five with the statutory auditors. The Chief Financial Officer was invited to attend, as were (where appropriate) the Head of Internal Audit and other Group executives to explain technical issues.

Ahead of these meetings, certain independent Board members who sit on the Committee contacted the secretary to the Board, the Chief Financial Officer and the Chairman and Chief Executive Officer to obtain additional information on the matters for discussion.

The Committee also had separate meetings with the Head of Internal Audit and the statutory auditors.

Meetings related principally to the financial statements, and to specific issues such as policy on risk management and insurance cover, pharmacovigilance, the various proposals relating to the offer for Aventis, the proposed merger of Aventis into sanofi-aventis, the valuation review of the Aventis balance sheet on first-time consolidation, and the impact of legislation such as the Sarbanes-Oxley Act in the United States and the Financial Security Law in France.

Compensation, Appointments and Governance Committee

On December 16, 2004, the Board of Directors decided to broaden the remit of this Committee, which is now known as the Compensation, Appointments and Governance Committee.

This Committee met three times, in advance of the Board meetings held in May, June and December 2004.

The main topics covered by the meetings were the reappointment and appointment of Board members, the reappointment of the Chairman and Chief Executive Officer and the Senior Executive Vice-President, the compensation of corporate officers and key executive managers, the allocation of directors’ attendance fees, the composition of committees, and the top-level structure of the new sanofi-aventis Group.

Throughout the year ended December 31, 2004, the sanofi-aventis Board of Directors worked closely with the specialist committees. At all times, the Board ensured that its work was prepared and organized in a spirit of transparency and efficiency.

Further information on the work of the Board of Directors is provided in the Corporate Governance section of the French Annual Report (Document de référence).

Internal control procedures

Objective and definition of internal control

Internal controls are developed and implemented at all levels, from senior and middle management to Group employees, with the aim of providing Board members, corporate officers and shareholders with reasonable assurance that the following objectives are met:

-	reliability of accounting and financial information;
-	effectiveness and efficiency of conduct of operations;
-	compliance with applicable laws and regulations;
-	safeguarding of corporate assets.

Internal controls can give no more than reasonable assurance, and can never give total assurance, that these objectives are met. The probability of meeting these objectives is subject to the limitations inherent in all internal control systems, including the possibility of defective judgment in decision-making, the need to perform cost/benefit analysis before implementing controls, and the risk of malfunctions caused by human failings or mere error.

To meet these objectives, sanofi-aventis management has defined and implemented a number of general internal control principles:

- Control environment: This refers to the degree of awareness among employees, and to internal control needs across the entire organization; it is the cornerstone of all other elements of internal control. On March 25, 2004, the Chairman of Sanofi-Synthélabo sent a letter on this subject to the Chairmen and Chief Financial Officers of all Sanofi-Synthélabo subsidiaries. His letter invited them to make a personal commitment to maintaining and enhancing reliable and effective internal control, in order to promote the key elements of good corporate governance: transparency of management, and providing shareholders with quality information. On December 23, 2004, another letter was sent to all sanofi-aventis employees, reiterating the message of the Chairman’s earlier letter by reminding employees of current legislation on strengthening accounting controls, transparency, and quality of information. This second letter also set out the main procedures in place across the sanofi-aventis group, as posted on the Group intranet.

- Risk Evaluation: This involves identifying and analyzing risk factors liable to impair the achievement of objectives. Risk evaluation is a means of defining control activities. For a description of the main risks facing the Group, refer to the “Risks factors for the issuer” section of the French Annual Report (Document de référence).

- Control activities: This deals with the application of standards and procedures designed to ensure that the overall strategy set by management is properly implemented.

- Information and communication: This is the general process of ensuring that relevant information is identified, collected and distributed on a timely basis such that all Group employees can fulfill their responsibilities. It concerns the information flows that underlie effective internal control procedures, from the overall strategy set by management through to action plans. For example, in order to prevent insider dealing the Group stipulates periods during which employees may not trade in the shares of the company, and informs the relevant employees that they are strictly prohibited from buying or selling such shares in periods close to the publication of financial results.

- Monitoring: This relates to the testing and periodic assessment of Group internal control via the supervisory role exercised by management, in particular through the managerial committees, and by the Board of Directors.

Sanofi-aventis operates a decentralized structure based on autonomous units in the form of key directorates, enabling genuine decision-making powers to be delegated to the front line. At the same time, strategy is developed and decided upon centrally.

-	The Scientific and Medical Affairs Directorate is responsible for Research and Development activities, with support from Pharmacovigilance, Medical & Regulatory and Scientific Quality.

-	The Industrial Affairs Directorate is arranged in three specialist divisions: Chemicals, Pharmaceuticals and Supply Chain.
-	The Pharmaceutical Operations Directorate is organized around six regions (France, United States/Canada, Germany, Japan, Europe, and Intercontinental covering the rest of the world), plus two transverse functions (Global Marketing and Business Management & Support).
-	The Vaccines Directorate handles research, development, manufacturing, sales and marketing activities worldwide for all the sanofi-aventis Group’s prophylactic and therapeutic vaccines and human serums. The Directorate operates through a separate legal structure, controlled by the French-registered company sanofi pasteur S.A. and made up of subsidiaries and sub-subsidiaries of the sanofi-aventis Group.
-	The central support functions are made up of Human Resources, Finance, Legal Affairs, Communication, Corporate Affairs, Business Development, and Audit & Internal Control Assessment.

Three types of process operate across these various structures:

-	Executive processes: Organizing the Group; Communicating; Planning and Developing Strategy.
-	Operational processes: Searching for, Discovering, Developing and Registering New Products; Producing; Developing our Worldwide Market Presence and Controlling Operating Results; Safeguarding Operational Processes.
-	Support processes: Financing and Controlling; Managing Information Systems; Purchasing; Managing Human Resources; Managing Legal Affairs; Safeguarding Assets.

Sanofi-aventis has dedicated in-house teams with responsibility for internal control. They manage these processes and develop internal control procedures. The internal control system as a whole contributes to the overall management of the risks to which the Group is exposed.

General organization of internal control

Integration Committees

To facilitate the integration of Sanofi-Synthélabo and Aventis, Integration Committees were set up from the outset. A Steering Committee, which met for the first time on May 12, 2004 and has since held weekly meetings, appointed nineteen Integration Committees (one for each major directorate/ function). The role of these committees, which report to the head of the directorate or function, is to:

- perform an assessment of the current position of the directorate or function;

- suggest a target organizational structure;

- draw up a timetable and working practices aimed at achieving rapid integration.

The work of the Integration Committees is coordinated by the Steering Committee, which reports to the Chairman.

As and when the new organizational structures are in place, the Integration Committees will hand over to the directorate or function concerned.

Many participants within sanofi-aventis deal with internal control. All draw upon shared standards that apply across the entire sanofi-aventis Group.

Participants

Board of Directors and Committees of the Board of Directors

The structure of the Group’s senior management, together with the composition of the Board of Directors and the specialist committees, help deliver efficiency and transparency in the way that sanofi-aventis conducts its activities (refer to the first part of the report).

Managerial Committees

The Senior Management, consisting of all the heads of the Group’s key directorates, meets once a month, and more often if necessary.

It reviews business options, industrial relations and the implementation of strategy. It also assesses the pharmaceutical industry environment and takes up positions on matters submitted to it.

The Product Committee is chaired by the Senior Executive Vice-President, and meets at least once a month.

It deals with the development and marketing of products, and is attended by key managers from the Scientific & Medical Affairs, Pharmaceutical Operations, Financial Strategy & Plan and Business Development Directorates.

The Operations Committee, chaired by the Executive Vice-President Pharmaceutical Operations, meets once a month, and is attended by the regional managers.

It deals with Group performance issues such as sales figures and local/regional performances.

Both Sanofi-Synthélabo and Aventis had committees of this type, with similar remits.

Published Information Review Committee

The Published Information Review Committee, made up of Management Committee members and other executives, is tasked with reviewing and validating key documents intended for shareholders and the public (French-language and English-language annual reports, press releases), and with assessing procedures and controls used in preparing such documents.

Accounts Committee

The aim of this Committee is to review the accounts of all Group companies as part of the process of finalizing both the sanofi-aventis consolidated financial statements and the statutory accounts of individual companies. The participants, for each entity reviewed, are:

-	Chief Financial Officers of the main subsidiaries;
-	representatives from the finance department at Region or Division level;
-	representatives from expert functions within the Group Finance Directorate (such as tax, consolidation, treasury and financing);
-	representatives from the Legal Affairs Directorate.

On the basis of accounts to end September, the Accounts Committee is tasked with reviewing the company’s position as regards tax, legal, treasury and financing issues, and ensuring that Group accounting policies are applied.

Other key participants

Pharmacovigilance

The Pharmacovigilance Department has a role in the risk/benefit evaluation of products in clinical development and products already marketed. This evaluation involves establishing and monitoring the product’s safety profile. The department also monitors new regulations issued in its sphere of competence, in order that specific procedures can be implemented to ensure compliance with all regulatory requirements.

An information-sharing network has been developed between the Pharmacovigilance Department at Group level, the subsidiaries, and our partners in product development and marketing.

Particular attention has been paid to preserving the pharmacovigilance networks set up by Sanofi-Synthélabo and Aventis with their respective subsidiaries and partners in product development and marketing, in order to ensure that pharmacovigilance data are collected, documented, evaluated and circulated, and reported to the healthcare authorities within the regulatory time limits.

Sustainable Development and Health, Safety & Environment (HSE)

A dedicated Sustainable Development & HSE Department deals with these issues.

The Department’s sustainable development responsibilities are:

-	establishing the Group’s sustainable development policy, and devising sustainable development reporting procedures;
-	centralizing data provided by the network of internal correspondents;
-	preparing the sustainable development sections of the annual report;
-	managing relations with rating agencies, in liaison with the Finance Directorate.

Its HSE responsibilities are:

-	defining the objectives and guiding principles of the Group’s HSE policy;
-	issuing directives and standards in application of this policy, devising HSE reporting procedures, and consolidating HSE reports;
-	planning and conducting HSE audits, and providing assistance and expertise;
-	managing remediation obligations arising from retained environmental responsibilities in respect of sites that have been sold or abandoned.

The	vast majority of sites have an HSE organization.

Insurance

The Insurance Department, which forms part of the Finance Directorate, carries out the following tasks at Group level:

- identifying and reducing insurable risks, and ensuring there is adequate financial cover;

- managing the Group’s captive insurance companies;

- monitoring insurance claims;

- providing support to subsidiaries in establishing local insurance policies;

- providing support to subsidiaries in monitoring contractual insurance and liability clauses.

Audit

Three types of audit exist within the Group:

- internal audit assignments;

- expert audits, integral to some of the Group’s functions;

- organizational audits conducted by the Pharmaceutical Operations Directorate.

These audits take place across all regions and functions within the Group.

The Group is also subject to regular audit by:

-	the healthcare authorities;
-	national bodies responsible for controlled sites (e.g. SEVESO).

Group Internal Audit

The Group’s Internal Audit department is independent and objective, reporting directly to the Chairman. It has neither authority over nor direct responsibility for the operations it reviews, and has complete freedom of action.

Internal Audit is responsible for providing Senior Management, and the Board of Directors through the Audit Committee, with reasonable assurance on the level of control over operations within the Group.

The permanent role of Internal Audit is to evaluate the quality and effectiveness of internal control, and to help improve the level of internal control by issuing recommendations.

In order to fulfill this role properly, and in line with its independent status, Internal Audit may on its own initiative, or at the request of Senior Management, central support function managers or operational managers, intervene in all accounting, financial, support and operational areas or processes, where it has the necessary competencies.

Internal Audit covers all the Group’s activities, functions, and legal entities. It has full access at all times to all information, documents, assets and persons.

Audit assignments are conducted on the basis of an annual program, which is presented to the Audit Committee and approved by the Chairman and Chief Executive Officer.

The following criteria are used in devising the program:

-	date of the last audit;
-	extent to which the previous audit’s recommendations have been implemented;
-	nature and extent of changes that have affected the audited entity (legal, business, organizational and system changes);
-	changes in the scope of consolidation (integration of new entities into the Group).

Audit assignments are conducted on site, and are based on a work program that includes familiarization phases, followed in all cases by testing procedures.

The report is the starting point for the internal control improvement process. It presents the findings of the assignment, including any weaknesses, and relevant recommendations.

The audited entity is responsible for implementing the recommendations. The Internal Audit Department documents implementation, six to twelve months after the report is issued, and has the option of conducting follow-up assignments on site.

As part of the integration of Sanofi-Synthélabo and Aventis, a process was initiated to merge the two groups’ working practices, enabling sanofi-aventis teams to work together using a common internal audit tool from January 1, 2005.

In the final quarter of 2004, assignments were conducted by mixed teams, reflecting the rollout of the new sanofi-aventis organizational structure. These assignments were carried out using either the Sanofi-Synthélabo or the Aventis methodology, depending on the audited entity.

Expert audits

The Information Systems Security Department, the Quality Departments (Scientific and Medical Affairs, Industrial Affairs) and the Security Department each draw up an annual audit plan within their sphere of competence, and conduct on-site audits in accordance with a pre-prepared work program.

A report containing recommendations for corrective action to address any weaknesses is then sent to the audited entity and/or function.

Implementation of the recommendations is systematically monitored, in particular through subsequent site visits.

Organizational audits conducted by the Pharmaceuticals Operations Directorate

The quality of organizational structures within subsidiaries (Marketing, Sales and support functions) is an important factor in performance and productivity.

For this reason, the Pharmaceutical Operations Directorate conducts organizational audits of subsidiaries.

The aim of these audits is to adapt organizational structures to anticipated environmental, competition or product portfolio changes.

For each of the subsidiary’s key functions (sales, marketing, etc), an analysis is made of processes, resources, operating procedures and structures.

The pre-audit phase includes the preparation of a framework study and an analysis of the organizational structures to be audited. The audit report (conclusions, recommendations, action plan) is prepared on site, and reviewed with the Managing Director of the subsidiary before being presented to regional management.

Regional management monitors implementation of the recommendations, with assistance from the audit team as required.

During the second half of 2004, this type of audit was carried out primarily as part of the integration process, and helped to define and implement new organizational structures at subsidiary and regional level.

Standards

Powers

The sanofi-aventis Group adopts organizational structures which not only ensure the security and effectiveness of its operations, but also take account of the regulatory, business and employment imperatives specific to the pharmaceutical industry.

Operations are conducted through legal and managerial structures involving the delegation of powers both internally and externally.

Managers of Group entities must apply these principles and structures within their own entity, and must ensure that the following are in place:

- organization charts, showing hierarchical and functional reporting lines;

- job descriptions, showing individual roles and responsibilities;

- delegations of powers: roles and responsibilities delegated by the manager of the entity;

- procedures: roles and responsibilities for each process;

and must also ensure that the above are:

-	consistent and appropriate to the entity;
-	distributed within the entity;
-	applied in information systems.

Code of Ethics

A Code of Ethics was drawn up in 2003 by a working party comprising representatives from various directorates. This code was submitted to the Executive Committee, and approved by all its members. At the request of the Chairman and Chief Executive Officer, the code was distributed to every member of Sanofi-Synthélabo staff worldwide.

The Code of Ethics draws upon the code of good conduct applied in the Sanofi Group since 1996. It sets out the obligations of the Group and its employees, and incorporates the guiding principles of the OECD and the United Nations Global Compact in the fields of human rights, working practices and environmental practices.

It reflects the unswerving commitment of Sanofi-Synthélabo to improving the health of the many while complying with fundamental ethical principles.

A new Code of Conduct, to replace the Sanofi-Synthélabo Code of Ethics and the Aventis Code of Conduct, is currently being drafted. This Code will reiterate the rules of conduct applied by sanofi-aventis, and reaffirm the Group’s commitments in the area of ethical principles.

Code of Financial Ethics

The company has adopted a Code of Financial Ethics which applies to the Chairman and Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer, pursuant to United States securities legislation. This Code is still in force, and the list of signatories has been extended to key executives and financial officers of the new sanofi-aventis Group.

In the same spirit, the declarations made by the Chief Executive Officer and Chief Financial Officer of the Group regarding the accuracy and completeness of the information contained in the 2004 annual report have been underpinned by declarations signed early in 2005 by the Chief Financial Officers and Chief Executive Officers of legal entities belonging to the Group, in which they assume responsibility within the scope of their entity for the procedures and controls used in the production of published financial information for 2004.

Social Charter

The Social Charter affirms the principles comprising the common foundation upon which all the Group’s human resources actions are built.

This Charter, which is being distributed to all staff worldwide, also now forms part of the information pack handed to all new recruits.

To take account of the expansion of the Group, an extension to this Charter is being drafted. It will affirm the adherence of sanofi-aventis to the United Nations Global Compact Initiative on corporate citizenship, embracing human rights, labor rights and protection of the environment. This program is governed by ten principles which Sanofi-Synthélabo and Aventis have committed to comply with and disseminate.

Internal Audit Charter

The Internal Audit Charter sets out the purpose, responsibilities, objectives and role of Internal Audit within the Group.

It stipulates the professional and ethical standards to which internal auditors must refer.

It also defines the methodological framework, and is an essential tool in the performance of audit assignments.

During 2004, the separate Sanofi-Synthélabo and Aventis Internal Audit Charters were applied. A new Audit Charter for the sanofi-aventis Group was approved by the Audit Committee in January 2005. It reflects the spirit of the Charters previously applied by Sanofi-Synthélabo and Aventis, and complies with the recommendations of professional bodies in this field.

Ethical Charter for Purchasing

The Ethical Charter for Purchasing applies to every stage in the purchasing process and to all Group employees involved regularly or occasionally in purchasing activities. It describes the conduct to be adopted by sanofi-aventis employees when carrying out their duties.

The Charter sets out:

-	rules of conduct to be followed in all dealings with suppliers;
-	rules on conflicts between the personal interests of employees and the interests of the Group;
-	a prohibition on payments to government employees and civil servants;
-	the requirement to comply with local legislation when travelling abroad;
-	rules to be followed in respect of competitive practices.

This Charter was sent in November 2004 to the Senior Management and to the Chief Executive Officers and Chief Financial Officers of subsidiaries, who are responsible for distributing it to their own staff. It can be consulted by any member of staff on the Purchasing section of the Intranet.

Brief description of internal control procedures associated with processes

From the outset, the Group has applied internal rules, standards and procedures, which have been updated and supplemented to reflect subsequent internal reorganizations and legal restructuring operations.

The Group’s internal and external commitments are subject to internal control procedures which apply to all directorates, departments and operational units.

No commitment may be entered into without the necessary authorizations.

As part of the decentralization policy implemented by the Group, a system of delegations has been established allowing selected employees to carry out certain specific acts in the name of sanofi-aventis.

Directorates and departments have authority to adapt procedures to their specific needs, subject to prior approval from the directorate which issued the basic procedure. Procedures may not under any circumstances be adapted in such a way that they become less restrictive.

In addition, a number of specific procedures have been introduced within operational entities in order to ensure the smooth running of their activities.

Procedures associated with key processes involved in the preparation and processing of financial and accounting information

Financing and Controlling

The Finance Directorate is structured so as to enable it to fulfill its role across the full range of the Group’s activities, and is the lead player in the following processes:

- Defining the financial standards applied by the Group

- Preparing the financial statements

- Consolidating the accounts of the Group

- Controlling

- Financing

- Administering the tax affairs of the Group

The Finance Directorate prepares the Group’s consolidated financial statements in accordance with the accounting policies summarized in the French Annual Report (Document de Référence). The Group’s financial system is built on the principle that the same results are used for statutory disclosure purposes and for management accounting purposes. This requires (i) use of the same scope of consolidation for management accounting and for statutory disclosures, and (ii) standardization of accounting methods across the Group.

The Directorate also handles all financial markets transactions centrally, so as to exercise strict control and constantly monitor opportunities and risks. It manages the Group’s financial structure, addressing issues relating to equity, cash and financing.

It handles the communication of financial information to the financial markets and shareholders.

A number of systems have been put in place to ensure the accuracy and completeness of accounting and financial information, especially in the light of the decentralization of functions within operational directorates.

Written procedures play an important role in these systems.

Financial Investment Authorization Procedure

The purpose of this procedure is to ensure that a consistent method is used to assess and approve financial investments, providing senior management with assurance that:

-	key parameters have been built into the strategic analysis of the benefits of the transaction, in particular an assessment of major risks and a consideration of possible alternatives;
-	appropriate due diligence and analysis have been performed (research, marketing, regulatory, industrial, financial, legal, environmental, etc), and taken into account in the assessment;
-	the transaction is consistent with the overall strategy of sanofi-aventis;

-	the business and financial approaches are consistent with the methodologies and accounting standards applied by sanofi-aventis.

This procedure also aims to ensure that the planned investment proceeds in accordance with the agreed assessment and approval timetable.

The procedure was reiterated as applying throughout the Group in October 2004.

Expenditure Commitment Authorization Procedure

The objective of this procedure is to ensure the proper functioning of routine transactions, to assess whether a transaction is appropriate independently of the forecasting process, and then to collect the authorizations needed for the commitment to be made.

A summary memorandum describes the main opportunities and risks of the proposal, the financial impact, other options examined, and the reasons for the decision.

In order to guarantee the quality of decision-making, some of the Group’s expert functions may, if the nature of the proposed commitment requires, be directly involved in preparing and analyzing the proposal.

This procedure was extended to the whole of the Group in October 2004.

Financing/Treasury Procedures

In terms of financial risks, the Financing/Treasury Department is responsible for safeguarding the financial assets of the sanofi-aventis Group and providing sufficient cash flow for operations. Exposure to currency and interest rate risk is optimized through stringent financial risk management techniques. Currency and interest rate positions not directly linked to underlying operational or financial activities are strictly prohibited.

The Financing/Treasury Department has issued specific procedures designed to limit and control liquidity, currency, interest rate, counterparty and malfeasance risks within the Group.

Accounting and Financial Statement Preparation Procedures

Accounting procedures address the key objectives of completeness and compliance with local rules in the recording of transactions, and of consistency with Group rules in the recording of transactions and the preparation of local financial statements.

Specific procedures cover the recording of entries impacting the principal balance sheet, statement of income and off balance sheet lines.

Consolidation procedures have been introduced so that all entities using financial data generate consistent information complying with the same rules.

These procedures specify the chart of accounts to be used in the compilation of financial statements, together with principles and definitions relating to each line in the accounts.

Standardized accounting formats, and consistency between performance measurement systems (internal reporting and management accounts) and statutory disclosure systems (financial accounting and consolidation), are achieved by the use of the Reporting Manual, which sets out the rules to be used in preparing financial information.

However, the procedures applied by Sanofi-Synthélabo and Aventis have been retained in parallel until new common procedures have been implemented. Although accounting policies were standardized at Group level for the December 2004 year-end, a separate intermediate consolidation was prepared for the Aventis sub-group, for which a number of manuals (such as the Aventis accounting manual and Aventis reporting guidelines and policies) continued to apply.

Business Travel Authorization and Business Expenses Report Procedure

This procedure gives instructions and sets standards for business expenses incurred by employees on Group business.

The supporting documentation required consists of an expense authorization form approved by the appropriate level of management, an expense budget, and a reimbursement claim form approved by a person at the appropriate level of management with authority to approve expenses.

Management Control Procedures

The Management Control function uses specific consolidation procedures to prepare actual and projected management accounts. It quality-controls the information it receives, carries out consistency checks and simulations, and identifies risks and opportunities.

It also manages the budget consolidation process, based on information supplied by the various directorates, departments and entities. These procedures will be extended to the whole of the sanofi-aventis Group. The resulting management reporting system will be introduced during the first half of 2005, and will take account of international financial reporting standards (IFRS) and of the new organizational structure.

Managing information systems

This process covers all Group information and telecommunications systems worldwide.

The procedures in place are designed to ensure:

-	reliability of processing and telecommunications resources;
-	continuity in IT services and data availability;
-	confidentiality of data and security of IT infrastructures.

A dedicated team has been coordinating efforts to achieve limited and secure interconnectivity between the Sanofi-Synthélabo and Aventis information systems. The information systems policies of the two entities, and the procedures supporting these policies, will continue to apply until such time as new directives are drafted and distributed.

Purchasing

This process covers all activities and all types of purchases. It is based on a number of procedures, such as the Expenditure Commitment Authorization Procedure and the Group Purchasing Procedure. The objectives of the Group Purchasing Procedure are:

- to provide a framework governing all purchases other than acquisitions of companies, businesses, patents and trademarks, and pharmaceutical licenses, all of which are covered by the Financial Investment Authorization Procedure;

- to protect against the risks to which sanofi-aventis is exposed, such as stockouts or failure to deliver on the part of a supplier.

Managing human resources

This process deals with management of recruitment, skills, compensation, career development and internal mobility, and industrial relations.

The process is based on procedures rolled out during 2004 on the management of compensation and employee welfare plans, and monitoring employee change management and dispute management.

More generally, the second half of 2004 saw the definition and introduction of the Group’s new organizational structure, which has been up and running since January 2005, and high-quality, ongoing dialogue with industrial relations partners that includes moves to set up employee representative and negotiating bodies at the level of the enlarged sanofi-aventis Group.

Managing legal affairs

The Legal Affairs Directorate provides assistance to Group entities in the management of contractual commitments, the drafting and negotiation of contracts, and the analysis of legal disputes. It also provides a full range of advice in the main areas of corporate law.

A Contracts Procedure is applied. This sets out general principles, scopes of application and terms and conditions for contractual commitments within the Group.

Within its sphere of competence, the Legal Affairs Directorate exercises central control over litigation, from the initial dispute stage to final settlement. In conjunction with the financial statement preparation process, a systematic review of all outstanding litigation is conducted, so as to enable appropriate provisions or off balance sheet commitments to be recorded.

As regards the protection of the Group’s intellectual property, procedures are in place to identify inventions and file patent applications for them. A market watch is used to spot potential threats to sanofi-aventis patents.

There are also procedures relating to the management of the database containing all the Group’s patents and trademarks, intended for approved internal users.

In connection with the Published Information Review Committee, a reporting process exists to ensure that the Manager – Financial and Securities Law of sanofi-aventis, who also acts as secretary to the Committee, is informed of any material event liable to affect the share price. The secretary to the Committee is then responsible for consulting the Committee members about the approach to be adopted to the public disclosure of such information.

The Legal Affairs Directorate also monitors developments in corporate law, including changes in the law and regulations, court rulings, expert opinions and guidance from professional bodies. It may also inform Senior Management of legal developments and of new requirements to which the Group is likely to be subject; it makes recommendations and puts forward solutions to enable compliance.

The Manager – Corporate Law is tasked with ensuring that corporate governance rules are introduced and applied.

Producing

The Industrial Affairs Directorates of both pre-merger groups had quality management systems in place to ensure that all products were manufactured, tested and distributed in accordance with each group’s quality standards and the relevant national and international regulatory requirements.

This means that a set of directives, procedures and guidelines are in place for the management of:

-	purchasing: validation of sales forecasts, calculation of raw materials needed to fulfill production programs;
-	production: validation of manufacturing methods and processes for each formulation and therapeutic class (good manufacturing practice, regulatory compliance, treatment of any anomalies identified, product review);
-	distribution: transfer of products in accordance with good practice in terms of packaging, fulfillment of customer orders in accordance with agreed quantity, quality and lead-time criteria;
-	quality control: validation of analytical methods, management of sample banks, batch release, and claims management;
-	subcontracting: approval of third parties, use of quality contracts;
-	employees: management of recruitment, compensation, skills, career development and internal mobility, staff health and safety, and delegated powers, within an overall framework of clearly-defined job descriptions and responsibilities;
-	premises: compliance with standards and certification, processing of emissions, water treatment and waste processing.

Audits are conducted using a standard work program, based on principles and rules enshrined in a policy covering industrial audit, post-inspection follow-ups, and reviews of corrective action plans.

Procedures associated with other executive, operational or support processes

The pharmaceutical industry is subject to very strict constraints at both national and supra-national level.

A large body of laws and regulations governs each stage of operations, from the evaluation and selection of compounds to standards applied in manufacturing, packaging, distribution and marketing.

Planning and Developing Strategy

Group strategy is based on three processes: defining a strategic plan, acquiring and divesting businesses and/or products, and managing alliances and licenses.

Each year, a long-term plan is put together based on assumptions about the economic and pharmaceutical industry environment. All projections prepared by subsidiaries are adjusted and consolidated under the responsibility of the Finance Directorate before being reviewed by Senior Management.

This process, in which all Group entities participate, is governed by a procedure which sets out a timetable and precise instructions for deliverables.

The process of acquiring/divesting businesses and/or products is the responsibility of Business Development, which identifies potential acquisitions and divestments of companies, businesses and licenses. Business Development evaluates opportunities in accordance with the procedures for the authorization of financial investments.

Through the Alliance Management Unit, Business Development also handles ongoing alliance agreements with strategic partners. Procedures are in place for the exchange of information at bipartite meetings and for the preparation of forecasts.

Organizing the Group

The organization process covers the structure and governance of the Group:

-	The first part of this report describes the action taken via the Board of Directors and the specialist committees to address governance issues.
-	In terms of the structure of the Group, the Legal Affairs Directorate monitors all Group subsidiaries for compliance with local company law and regulations. As part of this role, it centralizes all minutes of corporate decision-making bodies. It is also required to give prior approval for any proposal to create new entities or wind up existing entities, and for any decision regarding the capital or corporate decision-making bodies of subsidiaries. A database is maintained containing essential information about all Group subsidiaries, both in France and abroad. Key Group employees can access this database, either via a directory sent to them and/or on-line.

Both the Sanofi-Synthélabo and Aventis groups regularly updated their organization charts. The process of preparing a sanofi-aventis organization chart will soon begin; this document will be distributed internally.

Finally, a list of powers, which may be partially delegated by the chairmen of the French entities to their close colleagues, has been established. The aim of this list is to ensure that those acting with delegated powers have authority in dealings with third parties.

These documents are updated on a regular basis.

Communicating

The corporate communications process, whether aimed at internal or external users, aims to enhance the profile and clarity of the Group so as to project and defend the brand image of sanofi-aventis. The process requires systematic validation of all communication and documents, such as press releases and corporate publications, donations, adverts in magazines/yearbooks and grants. Validation is based on:

- specific procedures relating to the publication of information, in order to ensure transparency vis-à-vis the financial markets;

- an approval procedure;

- a graphics charter, governing the graphics rules for all documents issued by the Group, both in hard copy and multimedia format;

- a procedure governing donations, adverts in magazines/yearbooks and grants.

The product communication process coordinates worldwide advertising and communication for the Group’s products, and specific objectives for each subsidiary.

Searching for, discovering, developing and registering new products

The objective of the Research and Development process is to discover, develop and register drugs.

Fundamental research has its own Quality Co-Ordination Unit, in charge of documentation (directives and operating methods) setting out guidelines designed to ensure the accuracy, traceability and integrity of data collected about compounds being studied.

Products are developed and registered in compliance with operating procedures that build in laboratory and manufacturing best practice, clinical best practice, and promotional best practice.

The regulatory activities of the Scientific and Medical Affairs Directorate are covered by a quality system designed to ensure that best practice is applied.

Certification procedures are used in the training and accreditation of operational staff, and in the accreditation of equipment and premises.

Developing our Worldwide Market Presence and Controlling Operating Results

This process is based on:

- Global Marketing, which directs and orchestrates, with the regions, our global strategies and the success of our core products. This involves drawing on information provided by the Scientific and Medical Affairs Directorate on products developed in-house. Global Marketing prepares product strategy dossiers and distributes them to subsidiaries for them to devise their marketing and sales policies, and heads up Life Cycle Management programs;

- The product portfolio/territory strategies implemented by subsidiaries (products to be promoted, allocation of promotional resources, customer targeting, sales and marketing policy);

- Organizing all our networks of medical representatives, arranged by prescriber type (general practitioners, specialists, hospitals, pharmacies, paying agencies, etc).

Specific procedures have also been implemented, in particular for:

- the authorization of product selling prices;

- the organization of medical conferences;

- audits of promotional materials;

- product recalls.

Although the Sanofi-Synthélabo and Aventis groups operated different levels of decentralization, the information sources and flows involved in this process were the same in both cases.

Safeguarding operational processes

Pharmacovigilance

The Pharmacovigilance Department implements specific procedures aimed at ensuring compliance with regulatory requirements, in particular as regards identifying undesirable side-effects and reporting them to the healthcare authorities.

Operating procedures have been established defining the roles and responsibilities of each participant as regards collection, documentation, evaluation, input and archiving of pharmacovigilance data, and for the immediate or periodic reporting of such data to the healthcare authorities and/or Ethics Committees and/or investigators (serious cases, periodic reports, etc).

The separate procedures operated by Sanofi-Synthélabo and Aventis will continue to be applied in parallel until common procedures are established.

The roles and responsibilities of the “Global Pharmacovigilance and Epidemiology” department have been defined, and the department head and other managers appointed. The new structure is being gradually put in place. At the same time, new sanofi-aventis procedures are being drafted, all players involved in pharmacovigilance are being trained in these procedures, and unified system tools are being introduced.

Health, Safety & Environment (HSE)

The aim of the Health, Safety & Environment process is to identify and manage exposure to hazards arising from substances handled by the Group, as well as occupational health risks and environmental risks.

The HSE Department has developed accident prevention systems and procedures for each site.

Specific road accident prevention procedures are in place for the medical rep network.

An internal standards and directives manual applies to all Group sites worldwide.

Post-accident feedback is distributed to the relevant sites. A monthly report consolidates a range of HSE indicators for operational sites and the medical representatives network.

Safeguarding assets

Protecting and safeguarding

As part of their mission to safeguard people, assets and data, the Group’s Security departments are rolling out a worldwide program to harmonize security standards and practices.

Insuring

Sanofi-Synthélabo and Aventis each had risk financing techniques and insurance policies of the highest standard available in the market, in line with pharmaceutical industry best practice.

Following the merger of Aventis into sanofi-aventis, and with the consent of the insurers, the two companies’ programs and policies have been merged with effect from January 1, 2005, in order to give an appropriate level of cover for the risk profile of the new entity.

These new risk financing programs are based on a transfer of risk to insurers, involving participation in a mutual insurer (PHIL) established on the initiative of the pharmaceutical industry and captive insurance companies which are subsidiaries of sanofi-aventis.

Internal control documentation and evaluation program

Sanofi-aventis, its management and employees attach the utmost importance to implementing, maintaining and constantly improving reliable and effective internal control.

In order to comply fully with legal requirements on internal control in France and the United States, action plans were implemented by the Finance Directorates of Sanofi-Synthélabo and Aventis. This program is being continued by the Audit & Internal Control Assessment Directorate of the sanofi-aventis Group, in conjunction with the Legal Affairs and Finance Directorates. The objectives include:

- developing a standardized, sustainable methodology for evaluating the effectiveness of internal control;

- rolling out this methodology across all countries, supported by appropriate tools;

- coordinating this approach with the statutory auditors.

Following completion of the offer for Aventis, the first steps in this program involved:

- capitalizing on past experience to pool the methodologies used by Sanofi-Synthélabo and Aventis;

- selecting an information system for the documentation and assessment of internal control;

- identifying the players involved at function, business line, country and entity level.

The program is continuing in the first half of 2005 with further initiatives:

- rolling out the methodology across the expanded Group;

- a documentation/testing phase, set to deliver by end 2005 an initial evaluation of the reliability and effectiveness of internal controls for key processes involved in the preparation and processing of the Group’s financial information.